PENSERRA

TRUST | PRECISION | INNOVATION

Report of Independent Registered
Public Accounting Firm
and Financial Statements

2020

Penserra Securities, LLC

SEC ID. NO, 8-67773

Year Ended December 31, 2020

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a CONFIDENTIAL DOCUMENT

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67773

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENSERRA SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 ORINDA WAY SUITE 100-A
(No. and Street)

ORINDA	**CA**	**94563**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

GEORGE MADRIGAL **925-594-5001**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street	**San Francisco**	**California**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid UMB control number.

CONFIDENTIAL

OATH OR AFFIRMATION

I, **JORGE MADRIGAL** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **PENSERRA SECURITIES LLC** , as of and for the year ending **DECEMBER 31, 2020**, are true and correct. I further swear (or affirm) that neither the Firm nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

Jorge Madrigal
Signature

PRESIDENT AND CEO
Title

See attached
Notary Public

This report** contains (check all applicable boxes):

X	(a)	Facing Page.
X	(b)	Statement of Financial Condition.
_	(c)	Statement of Income (Loss).
_	(d)	Statement of Changes in Financial Condition
_	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
_	(g)	Computation of Net Capital.
_	(h)	Computation for Determination of Reserve Pursuant to Rule 15c3-3.
_	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
_	(m)	A copy of the SIPC Supplemental Report
_	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)

County of **Contra Costa**)

On **February 22, 2021** before me, **Polly Le, notary public** ,
_____Date_____ _____Here Insert Name and Title of the Officer_____

personally appeared **Jorge Madrigal**
_____Name(s) of Signer(s)_____

,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


POLLY LE
Notary Public - California
Contra Costa County
Commission # 2268139
My Comm. Expires Dec 19, 2022

Signature _____
_____Signature of Notary Public_____

_____Place Notary Seal Above_____

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Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: **Oath or Affirmation**
Document Date: **February 22, 2021** Number of Pages: **1**
Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____	Signer's Name: _____
☐ Corporate Officer — Title(s): _____	☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General	☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other: _____	☐ Other: _____
Signer Is Representing: _____	Signer Is Representing: _____

©2015 National Notary Association • www.NationalNotary.org • 1-800-US NOTARY (1-800-876-6827) Item #5907

CONTENTS

CONFIDENTIAL



Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
Penserra Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Penserra Securities, LLC (the Company) as of December 31, 2020, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 18, 2021

We have served as the Company's auditor since 2012.

FINANCIAL STATEMENTS

ASSETS

Cash and cash equivalents	$	6,338,649
Marketable securities, at fair value		1,702,497
Receivables:		
Brokers, dealers, and clearing organizations		4,168,637
Customers and counter-parties		1,579,576
Affiliates and employees		82,595
Prepaid expenses		149,545
Brokerage account deposit		494,233
Property plant & equipment:		
Furniture and equipment, net of accumulated depreciation		136,147
Operating lease right-of-use-asset, net of amortization		1,535,494
Goodwill		2,543,770
Other assets		86,758
Total assets	$	18,817,901

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers, dealers, and clearing organizations	$	931,927
Customers and counter-parties		6,167
Affiliates and employees		4,957,055
Distributions		500,000
Accrued expenses		298,636
Operating lease liability		1,534,824
Total liabilities		8,228,609
Member's equity		10,589,292
Total liabilities and member's equity	$	18,817,901

See accompanying notes.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Penserra Securities LLC ("the Firm") was established on February 27, 2007, a single member New York Limited Liability Company and is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Firm has employees with a combination of buy-side and sell-side experience from major bulge bracket firms. The Firm uses that experience to provide global equity trading, fixed income trading, transition management, and investment banking. The Firm was formed as a boutique brokerage firm to specifically serve large and sophisticated institutional customers. The principal office of the Firm is located at 4 Orinda Way in Orinda, California with additional locations in Chicago, Illinois; Red Bank, New Jersey; and Long Island, New York. The Firm has received minority business certification from various public and private organizations.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements of the Firm have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Revenue recognition - The Firm follows the provisions of Financial Accounting Board (FASB) Accounting Standards Codification (ASC) 606 – *Revenue from Contracts with Customers*. The standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The standard also requires disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract with customers.

The Firm has four primary lines of business from: (i) commissions charged for equity trade execution services, (ii) commissions charged for equity exchange trading, (iii) income generated from the mark-up and mark-down of fixed income orders as riskless principal or principal trades, and (iv) underwriting fees from participating in the underwriting syndicate of new corporate debt issues and equity initial public offerings as a co-manager. Commission and fee revenue is generally recognized at a point in time upon the delivery of contracted services based on a predefined contractual amount or on the trade date for trade execution services based on prevailing market prices and internal and regulatory guidelines.

Because equity commissions are earned on a per-transaction basis, such revenues fluctuate from period to period depending on (a) the volume of shares traded in the U.S., (b) the notional value of securities traded outside the U.S. in Latin America, Europe and the Asia Pacific region and (c) the Firm's commission rates. Certain factors that affect the Firm's volumes and notional value traded include macro trends and volatility in the global equities markets that affect overall institutional equity trading activity; competitive pressure, including pricing, created by the existence of execution competitors; and potential changes in market structure in the U.S. and other regions. Equity exchange trading commission are earned on complex, multi-party U.S. equity trades tied to derivative strategies, or stock option packaged trades. The volume of shares traded will fluctuate based on market volatility and the opportunity to package these bundled trades. In addition, revenues from fixed income executions are impacted by interest rates, liquidity and other macro-economic factors. Underwriting fees are related to the issue of new corporate debt also equity/IPOs which is also impacted by credit liquidity, interest rates, and macro-economic factors.

Revenue recognition does not require significant judgements or estimates, recognized amounts are based on actual fees earned from transactions at a defined point.

Leases – The Firm follows the provisions of ASC 842 - *Leases*, which requires an entity that is a lessee to recognize the assets and liabilities arising from leases with terms longer than 12 months on the statement of financial position. Leases are to be classified as either operating or finance, with classification affecting the pattern of expense recognition in the statement of activities.

In addition, the Firm made an accounting policy election to keep leases with an initial term of 12 months or less off of the statement of financial position. The Company will continue to recognize those lease payments for short-term leases on a straight-line basis over the lease term.

Customer concentration – During the fiscal year 2020, one customer comprised 11% percent of total gross revenue.

Reclassifications - Certain reclassifications have been made to the 2019 financial statement classifications to conform to the 2020 financial presentation for cashflow purposes. The reclassified information is not material to the presentation of the Company's financial condition or results of operations.

PENSERRA SECURITIES LLC

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include the determination of the fair value of goodwill. Actual results could differ from those estimates.

Cash and cash equivalents – Cash and cash equivalents include cash in bank accounts and cash equivalent investments held at certain major financial institutions with original maturities of 90 days or less. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Concentration of credit risk – Concentration of credit risk associated with a lack of diversification, such as having substantial investments in a few individual issuers, thereby exposing the Firm to great risks resulting from adverse economic, political, regulatory, geographic, industrial or credit developments. Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents, receivables from broker-dealers and clearing firms, and investment securities.

The Firm's cash in correspondent bank accounts, at times may exceed FDIC insured limits. We place cash and cash equivalents with high quality financial institutions, periodically monitor their credit worthiness and limit the amount of credit exposure with any one institution. The firm's counterparties, with respect to broker-dealers and clearing agents, are generally large well-known financial services companies with strong credit ratings.

Receivables - On June 16, 2016, the FASB issued an Accounting Standards Update (ASU) 2016-13, *Financial Instruments - Credit Losses* (Topic 326). The update improves financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. Additionally, the ASU eliminates the probable initial recognition threshold in previous GAAP and, instead, reflects an organization's current estimate of all expected credit losses over the contractual term. The Firm adopted this new standard on January 1, 2020.

The Firm accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposure. FASB ASC 326-20 requires the Firm to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Firm records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

Furniture and equipment – Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. For computer equipment the estimated useful life is three years. For furniture and equipment, the estimated useful life is five years. For the year ended December 31, 2020, fixed assets (net of depreciation) totaled $136,147.

Income taxes – As a limited liability corporation, net income of the Firm is allocated to the member for recognition of income tax liability or benefit. As such, the Firm is not subject to federal income tax. The Firm is subject to California limited liability company taxes, the California gross receipts tax, New York State LLC filing fee, and New York City gross receipts tax. During 2020, the Firm incurred $3,645 in state and local taxes. The Firm applies the topic of the FASB ASC relating to accounting for uncertain tax positions. The income taxes topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the topic as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

As of December 31, 2020, the Firm has no uncertain tax positions based on the criteria established under the income taxes topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

Line of credit - The Firm currently has a line of credit, which originated in March of 2014 in the amount of $1,000,000. The interest rate on the Line of Credit is 5.25% per annum. The balance as of December 31, 2020, is $0. The line of credit matures every December with automatic renewal for an annual term.

Fair value – definition and hierarchy – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Firm uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Firm has the ability to access.

> *Level 2* – Valuation based on inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly.

> *Level 3* – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Firm's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Firm in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy in which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Valuation techniques and inputs – *Marketable Securities* **-** To determine the fair value of mortgage-backed securities, the Firm utilized recent market transactions for identical or similar securities to corroborate pricing service fair value measurements. Mortgage-backed assets are generally classified in Level 2 of the fair value hierarchy and are categorized in marketable securities on the Statement of Financial Condition.

Commitments and Contingencies - During the normal course of its operations, the Firm may incur additional liabilities due to existing conditions, situations, legal claims, regulatory matters, or circumstances involving uncertainty as to possible loss to the Firm that will ultimately be resolved when one or more future events occur or fail to occur. Management accrues for such liabilities to the extent that they are deemed probable and estimable. As of December 31, 2020, management believes that any such items would not have a material or adverse effect on its continuing operations.

Goodwill – Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. In 2020, the Firm performed an internal valuation utilizing Step 0 analysis to evaluate Goodwill for impairment at the reporting unit level. Upon completion of this evaluation, it was determined an impairment does not exist.

Subsequent events - The Firm has evaluated all events subsequent to the Statement of Financial Condition date of December 31, 2020 and has determined that there are no subsequent events that require disclosure or recognition in these financial statements.

NOTE 3 – FAIR VALUE MEASUREMENT

The Firm's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Firm's significant accounting policies in Note 2. As of December 31, 2020, the Firm held sixteen collateralized mortgage obligations of U.S. government agencies (CMOs) with a fair value of $1,702,497, which management categorized as level 2 in the fair value hierarchy. The associated unrealized loss on the positions held by the Firm as of December 31, 2020 was $189,693 and is included in the Statement of Net Income as principal trading income.

	Level 1	Level 2	Level 3	Total
US Government Agency CMOs	-	$ 1,702,497	-	$ 1,702,497
Total	-	$ 1,702,497	-	$ 1,702,497

NOTE 4 – RECEIVABLES FROM BROKERS, CLEARING AGENTS AND OTHER

The Firm's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Firm's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Firm. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Firm for a very short period of time. The Firm continually reviews the credit quality of its counterparties.

The receivables from broker-dealers and clearing agents represents an unsecured commission receivable for which the Firm has executed trades during December 2020 and received subsequent to year end. In the normal course of business, the Firm executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of a failure to perform by the customer, the Firm may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Firm. Historically, all amounts due from counterparties have been collected in accordance with agreed upon contractual obligations. As such, as of December 31, 2020, an allowance for credit losses has not been recorded. The Firm does not anticipate nonperformance by customers in the above situation. The Firm's policy is to monitor its market exposure and customer risk. In addition, the Firm has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Firm's receivables from brokers and clearing agents are represented per the below:

Equity commission receivables	$ 523,927
Equity Exchange commission receivables	982,970
Underwriting receivables	1,498,021
Cash held at broker	2,743,295
Total	$ 5,748,213

NOTE 5 – CLEARING ORGANIZATION

The Firm clears its transactions through another broker-dealer on a fully disclosed basis. A receivable from the clearing organization is the result of the Firm's activity with this clearing organization. The Firm may also have a payable to the clearing organization related to these transactions, which is collateralized by securities owned by the Firm. The Firm's clearing organization requires the Firm to maintain a cash deposit of $500,000 with the organization. The amount is classified as brokerage account deposit on the Statement of Financial Condition as of December 31, 2020.

NOTE 6 – OPERATING LEASES

The Firm carries operating lease assets and operating lease liabilities of approximately $1,535,494 and $1,534,824, respectively, as of December 31, 2020. Total rent expense for 2020 is $453,591.

Year Ending December 31, 2020

2021		411,718
2022		420,928
2023		428,824
2024		269,188
2025		157,127
2026		120,019
Total future lease commitments	$	1,807,803
Less: PV Discount		(271,979)
Operating Lease Liability	$	1,535,824
Weighted-average remaining lease (in years)		2.90
Weighted-Average discount rate		6.50%

NOTE 7 – REGULATORY REQUIREMENTS

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Firm is required to maintain a minimum net capital, equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). Net capital, as defined in the regulation, as of December 31, 2020, was $7,142,799 which exceeded minimum net capital requirements by $6,796,050. The ratio of aggregate indebtedness to net capital was approximately .73 to 1. The Firm claims an exemption from the SEC's customer protection Rule 240 15c3-3, under paragraph k(2)(ii) for the year ended December 31, 2020.

NOTE 8 – PAYABLE TO AFFILIATE

The Company is involved in financing and other transactions, and has significant related party balances, with its parent. These balances are for intercompany expense allocations and loans of working capital.

The Firm's holding company was granted a loan through its bank in the aggregate amount of $1.5 million, pursuant to the Paycheck Protection Program under Division A, Title I of the CARES Act (the Act), which was enacted March 27, 2020. The Loan amount was transferred to the Firm and utilized for eligible expenditures as defined under Section 1106 of the Act. This amount is reflected on the Statement of Financial Condition as a payable to affiliate. An application for loan forgiveness was submitted in September 2020, the Firm is awaiting results and is expecting full forgiveness; accordingly, such amounts have been treated as an allowable credit in the computation of net capital in accordance with FINRA's regulatory relief due to the coronavirus pandemic.